VIA EDGAR
Amy C. Bruckner
Staff Accountant
Mail Stop 6010
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”)
Item 4.01(b) Form 8-K
Filed July 17, 2006
File No. 333-89756
Dear Ms. Bruckner:
      With respect to the above captioned filing (the “Filing”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated July 17, 2006 (the “Comment Letter”), relating to the Filing.
      We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.
Item 4.01(a) Form 8-K
1.	Please revise your filing to state explicitly whether, during your two most recent fiscal years and subsequent interim period through the date of hire, you consulted with your newly engaged independent accountant regarding any of the matters described in Item 304(a)(2) of Regulation S-K.
The Company will amend the Filing to state explicitly that during the Company’s two most recent fiscal years and the subsequent interim period through July 11, 2006, the date of engagement of Deloitte & Touche LLP (“D&T”), the Company did not consult D&T regarding any of the matters described in Item 304(a)(2) of Regulation S-K.
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                                      *                                       *                                       *                                       *
     Please call the undersigned at (703) 269-3499 with any questions. We appreciate the Staff’s efforts with respect to the Filing.
Sincerely,
/s/ James C. Fontana
Alion Science and Technology Corporation
James C. Fontana
Senior Vice President, General Counsel and Secretary

cc:	Bahman Atefi, Chairman and CEO, Alion Jack Hughes, Executive Vice President and CFO, Alion Marc Paul, Baker & McKenzie LLP